EXHIBIT 21.1
FIDELITY NATIONAL FINANCIAL, INC.
(formerly Fidelity National Title Group, Inc.)
List of Subsidiaries
12/31/2006
24 subsidiaries

COMPANY	INCORPORATION
Ceridian Corporation	Delaware
Chicago Title and Trust Company	Illinois
Chicago Title Company	California
Chicago Title Insurance Company	Missouri
Fidelity National Title Group, Inc.	Delaware
Fidelity National Title Insurance Company	California
Fidelity Sedgwick Corporation	Delaware
Fidelity Sedgwick Holdings, Inc. (40%)	Delaware
Micro General, LLC	Delaware
National Alliance Marketing Group, Inc.	California
Rocky Mountain Support Services, Inc.	Arizona
Sedgwick Claims Management Services, Inc.	Illinois
Sedgwick CMS Holdings, Inc.	Delaware
Ticor Title Insurance Company of Florida	Florida